

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2012

Via E-mail
Mark H. Hain, Esq.
General Counsel
AssuranceAmerica Corporation
RiverEdge One, Suite 600
5500 Interstate North Parkway
Atlanta, Georgia 30328

> **Re:** **AssuranceAmerica Corporation**
> **Amendment No. 2 to Transaction Statement on Schedule 13E-3**
> **Filed on December 4, 2012**
> **File No. 005-58867**

Dear Mr. Hain:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please prominently disclose, preferably on the cover page of your disclosure document, that the market price for your common stock was recently twice the cash-out price to be used in the Rule 13e-3 transaction.

Background of the Transaction, page 8

2.   In the second to last paragraph of this section, you disclose that, on December 3, 2012, the board of directors determined that the cash-out price of $0.04 per share was fair, based on the recent closing price of your common stock on November 16 ($0.05). Please

disclose what consideration the board of directors gave to the fact that earlier that week, and the week before, the common stock closed at $0.08 per share, and disclose how the board of directors determined to use the November 16 price as a point of comparison.

Lack of Capital from Public Markets, page 14

3.   Please update the information in this bullet point so that it is presented as of a recent practicable date.

Fairness of the Transaction, page 19

4.   Please disclose what consideration the board of directors gave to the fact that the closing price for your common stock was twice that of the cash-out price as recently as November 13, 2012.

Reservation, page 26

5.   Disclosure states that the board of directors has agreed that, if the stock split is not consummated on or before March 31, 2013, then the board of directors must reassess and reaffirm the substantive and procedural fairness of the stock split before the stock split may be effected. Please acknowledge that the board of directors has an obligation to ensure that, at whatever time it determines to consummate the stock split and cash-out certain fractional shares, it has not omitted material information, and has provided disclosure to security holders addressing all items of Schedule 13E-3. See Rule 13e-3(f)(1)(iii).

Company Securities, page 32

6.   Please update this section so that it presents information as of the most recent practicable date. We note that publicly available information indicates that the high sales price for your common stock in November was $0.08.

Security Ownership of Certain Beneficial Owners and Management, page 33

7.   Please update these figures so that all information is presented as of a recent uniform date. We note that three different dates are used in this section (August 31, November 16 and September 30).

Financial and Other Information, page 37

8.   Please update the introductory paragraph of this section so that it accurately reflects the quarterly and nine-month periods for which tabular information is presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Lori A. Gelchion, Esq.
        Rogers & Hardin LLP